EXHIBIT 99.1

Equinox Gold Completes Acquisition of Premier Gold Mines, i-80 Gold Created

VANCOUVER, BC, April 7, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has completed its acquisition of Premier Gold Mines Limited (TSX: PG) (OTCPK: PIRGF) ("Premier"), adding Premier's interest in the construction-ready Hardrock Project in Ontario, Canada, the producing Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza exploration properties in Ontario to the Company's existing portfolio of gold assets. Going forward, Hardrock will be called the Greenstone Project, a name that is well recognized in the region and supported locally. In connection with the acquisition, the spin-out of i-80 Gold Corp. ("i-80 Gold"), a newly created company holding Premier's gold projects in Nevada, USA, was also completed. Equinox Gold is a 30% shareholder of i-80 Gold.

Christian Milau, CEO of Equinox Gold, stated: "With Mercedes and Greenstone in our portfolio, Equinox Gold now has eight operating mines and one of the largest gold reserves in our peer group, all in the mining-friendly jurisdictions of Ontario, California, Mexico and Brazil. We also have a strong, near-term growth profile with construction of our Santa Luz mine underway, Greenstone construction targeted to start in 2021, and significant expansion projects at Los Filos and Castle Mountain. We look forward to developing Greenstone with Orion as our partner, integrating Mercedes into our portfolio of producing mines and being a substantial and supportive shareholder of i-80 Gold."

Ewan Downie, CEO of i-80 Gold and former CEO of Premier Gold, stated: "Premier shareholders will benefit from the combination with Equinox Gold and its financial capacity to advance development of our flagship Greenstone Project. It was a tremendous honour working with the Premier team for nearly 15 years, participating in numerous exploration and development successes, and I am thankful for the support of this group and our shareholders. We now look to the future and the public launch of i-80 Gold next week, with the objective of creating a go-to, Nevada-focused mining and development company."

Premier's common shares are expected to be de-listed from the Toronto Stock Exchange ("TSX") within two to three business days. Premier shareholders will receive 0.1967 of an Equinox Gold common share for each Premier share held. Each Premier warrant and option will become exercisable for Equinox Gold common shares, as adjusted in accordance with the exchange ratio. Premier shareholders will also receive 0.4 of a share in i-80 Gold for each Premier share held. The common shares of i-80 Gold are expected to be listed for trading on the TSX within three to four business days with the ticker symbol "IAU".

Premier shares held in a trading account will update automatically to reflect the receipt of Equinox Gold shares and i-80 Gold shares, generally within two weeks of closing. Premier shareholders who hold physical share certificates or DRS Statements must submit a Letter of Transmittal to Equinox Gold's transfer agent, Computershare Investor Services Inc., to receive their Equinox Gold shares. Additional information regarding the process of receiving Equinox Gold shares is available on Equinox Gold's website at www.equinoxgold.com. Information about the process to receive i-80 Gold shares can be obtained by contacting i-80 Gold by email at info@i80gold.com or by phone at 1-888-346-1390. The transfer agent for i-80 Gold is TSX Trust Company.

While Equinox Gold holds 30% of the shares of i-80 Gold, Equinox Gold shareholders will not receive i-80 Gold shares and i-80 Gold will be a separate, independent company with a management team that will include certain former Premier Gold executives.

Equinox Gold has also completed the associated non-brokered private placement of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$75 million. Certain of the Company's executives and directors subscribed for C$40.4 million of the private placement. With the acquisition of Premier complete, holders of the subscription receipts will receive one share of Equinox Gold for each subscription receipt held.

With completion of the acquisition of Premier by Equinox Gold, the escrow release conditions in respect of i-80 Gold's $80.4 million subscription receipt financing completed on March 18, 2021 have now been satisfied. Each of the 30,914,614 subscription receipts of i-80 Gold issued will be automatically converted, with no further action on the part of the holder, into one common share and ¼ of one common share purchase warrant of i-80 Gold. The net proceeds of the financing have been released to i-80 Gold. For further information on the subscription receipt financing, refer to the Premier March 18, 2021 news release.

About Equinox Gold

Equinox Gold is a Canadian mining company with eight operating gold mines, construction underway at a ninth site, a multi-million-ounce gold reserve base and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas with properties in Canada, the United States, Mexico and Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Christian Milau, Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

i-80 Gold Contacts
Ewan Downie, Chief Executive Officer
Matthew Gollat, Executive Vice President
Tel: +1 888-346-1390
Email: info@i80gold.com

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the expectations of the officers and directors of Equinox Gold and i-80 Gold (the "Companies") following completion of the acquisition of Premier and the spin-out of i-80 Gold. When used in this news release, words such as "will", "clear path", "strong", "expected", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the timing regarding de-listing of Premier's shares and listing and trading of i-80 Gold's shares; Equinox Gold's ability to realize the synergies anticipated with the acquisition of Premier; the strategic vision for Equinox Gold and its ability to successfully advance its development and expansion projects and achieve its growth objectives; the strengths, characteristics and potential of i-80 Gold; the strategic vision for i-80 Gold; the ability of i-80 Gold to successfully advance its projects; and the availability of funds and future cash requirements for the projects of both Equinox Gold and i-80 Gold.

Although the Companies believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Companies can give no assurance that such expectations will prove to be correct. The Companies caution that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Companies have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; Equinox Gold's and i-80 Gold's respective abilities to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including those imposed in connection with COVID-19; the potential impact of COVID-19 on operations; risks relating to expropriation; and increased competition in the mining industry; the ability of Equinox Gold and i-80 Gold to work productively with their respective joint venture partners; and Equinox Gold's ability to realize a benefit from its investment in i-80 Gold.  Additional risk factors are identified in Equinox Gold's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar; and in Premier's MD&A dated March 31, 2021 and its Annual Information Form dated March 31, 2021, both for the year ended December 31, 2020, which are available on Premier's profile on SEDAR. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. While the Companies consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. Except as required by applicable law, the Companies have no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Companies update any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/07/c7529.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 17:46e 07-APR-21